

07002487



UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51404

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

UBS Services USA LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Harbor Boulevard
(No. and Street)

Weehawken	**New Jersey**	**07086**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

E.L. Alvey **516-745-8858**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 2 3 2007
THOMSON FINANCIAL

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ______________________________, as of ______________, 20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

See Attached Oath or Affirmation

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

To the best of our knowledge and belief, the accompanying statement of financial condition pertaining to UBS Services USA LLC at and for the year ended December 31, 2006, is true and correct.

(Name) Diane Frimmel
(Title) Chief Operations Officer, and
Managing Director
UBS Services USA LLC

(Name) Robert Chersi
(Title) Chief Financial Officer, and
Managing Director
UBS Services USA LLC

STATE OF NEW JERSEY

Sworn to before me this
27th day of February 2007

ANGELA CRAVOTTA NOTARY PUBLIC NEW JERSEY

ANGELA CRAVOTTA
Notary Public of New Jersey
Commission Expires 4/3/2011

Statement of Financial Condition

UBS Services USA LLC
(a subsidiary of UBS Americas Inc.)

December 31, 2006
with Report of Independent Registered Public Accounting Firm

UBS Services USA LLC

Statement of Financial Condition

December 31, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member
UBS Services USA LLC

We have audited the accompanying statement of financial condition of UBS Services USA LLC (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 24, 2007

UBS Services USA LLC
Notes to Statement of Financial Condition
December 31, 2006
(in thousands of dollars)

Assets

Cash and cash equivalents	$	54,800
Receivable from affiliated companies		18,070
Office equipment and leasehold improvements (net of accumulated depreciation and amortization of $81,946)		34,236
Trading assets		2,694
Other assets		716
	$	110,516

Liabilities and member's equity

Payable to affiliated companies	$	1,735
		1,735
Subordinated liabilities		45,000
Member's equity		63,781
	$	110,516

See Notes to Statement of Financial Condition.

UBS Services USA LLC
Notes to Statement of Financial Condition
December 31, 2006
(in thousands of dollars)

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

UBS Services USA LLC ("UBSS" or the "Company") is a limited liability company ("LLC") and a wholly owned subsidiary of UBS Americas Inc. ("UBS Americas"), which is a wholly owned subsidiary of UBS AG ("UBS"). UBSS has material transactions with its affiliates.

UBSS provides personnel and facilities to assist UBS Americas and its affiliates with certain administrative and support functions. UBSS does not engage in securities transactions, provide clearance facilities or maintain customer accounts.

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which require management to make judgments and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

Depreciation and Amortization

The Company depreciates office and other equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining term of the lease.

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments not held for resale, with a maturity of three months or less when purchased. Cash and cash equivalents are carried at cost plus accrued interest, which approximates fair value. At December 31, 2006 cash and cash equivalents included investment grade commercial paper of one financial institution in the amount of $ 54,800.

Income Taxes

Income taxes of UBSS, a single member LLC, are the responsibility of and are booked by the sole member of UBSS, UBS Americas.

Financial Instruments

Substantially all of the Company's other financial instruments are carried at amounts approximating fair value. Liabilities, including certain payables and subordinated liabilities, are carried at fair value or contractual amounts approximating fair value.

(in thousands of dollars)

1. Summary of Significant Accounting Policies (continued)

Prepaid Expense
The Company pays certain costs in advance of service as required by various contracts or agreements. Prepaid assets are amortized over the life of the service.

New Accounting Pronouncements
In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("Statement 157"). Statement 157 defines fair value, establishes a framework for measuring fair value, and expands the required disclosures about an entity's fair value measurements. Additionally, Statement 157 eliminates the requirement to defer calculated profit or loss on transaction values that include unobservable inputs "Day 1 profit and loss" and eliminates the use of block discounts for securities traded in an active market. Statement 157 is effective for statements of financial condition issued for fiscal years beginning after November 15, 2007. The provisions of Statement 157 should be applied prospectively upon initial adoption, except for the provisions that eliminate prior measurement guidance regarding block discounts and Day 1 profit or loss. Those changes should be applied retrospectively as an adjustment to the opening balance of retained earnings in the period of adoption. The Company is still assessing the impact Statement 157 will have on its statement of financial condition.

2. Related Party Transactions

UBS Financial Services Inc. ("UBSFSI"), a wholly owned subsidiary of UBS Americas and an affiliate of UBSS, has an agreement with UBSS, whereby UBSS provides certain administrative and support services to UBSFSI in exchange for a fee.

Pursuant to a service level agreement, assignments and subleases, the Company has obligations to UBS and certain other affiliates which have entered into various noncancelabe operating lease agreements on the Company's behalf.

The Company paid $10,800 in cash dividends to UBS Americas during the year end December 31, 2006.

3. Subordinated Liabilities

Under the terms of the Junior Subordinated Revolving Credit Agreement between UBSS and UBS Americas, UBS Americas has agreed to make revolving credit loans to UBSS up to a maximum of $50,000, from time to time, until March 26, 2013. In addition, each loan shall be evidenced by a Junior Subordinated Promissory Note bearing interest at a rate that approximates LIBOR, and payable quarterly. At December 31, 2006, there was $45,000 outstanding, which is due March 26, 2014.

(in thousands of dollars)

3. Subordinated Liabilities (continued)

The loan is subordinated to claims of general creditors, is covered by an agreement approved by the New York Stock Exchange, Inc. ("NYSE") authorities and is included by the Company for purposes of computing net capital under the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule and NYSE Rule 326. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

4. Risk Management

Operational risk focuses on the UBSS's ability to accumulate, process and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributable to operational problems all pose potential operating risks. In order to mitigate these risks, UBSS has established and maintains an operational risk framework which incorporates various control mechanisms. The framework involves various oversight functions, such as Risk, Audit, Accounting, Controllers, Legal and Compliance. Certain of these functions are performed by affiliates on the Company's behalf.

5. Commitments and Contingencies

Leases
UBSS leases office space and equipment under noncancelable operating lease agreements which expire at various dates through 2015.

At December 31, 2006, the aggregate minimum future rental payments required by operating leases with initial or remaining lease terms exceeding one year, were as follows:

	Total
2007	$27,885
2008	28,440
2009	28,440
2010	28,440
2011	28,440
Thereafter	65,345
	$ 206,990

5. Commitments and Contingencies (continued)

Rentals are subject to periodic escalation charges and do not include amounts payable for insurance, taxes and maintenance.

6. Regulatory Requirements

UBSS is subject to the SEC Uniform Net Capital Rule and the NYSE Growth and Business Reduction capital requirements. UBSS has elected to compute its net capital under the alternative method of this rule. The minimum net capital requirement for UBSS is $250. At December 31, 2006 UBSS's net capital was $53,065 and its net capital in excess of the minimum required was $52,815.

Advances to UBS Americas and its affiliates, repayment of subordinated liabilities, distribution payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC and NYSE.

7. Employee Incentive Awards

Employees of the Company are covered under UBS's various Stock, Option and Award Plans which provide for the granting of restricted stock, nonqualified stock options, cash and restricted stock awards, and other stock based awards.

Restricted stock awards are granted to key employees through the UBS Equity Ownership Plan ("EOP"). These awards are mandatory deferrals from the employee's year-end incentive bonus that is above a certain level and are expensed up front in the performance year. The awards contain restrictions on sale or transfer lapsing over three years. These restricted stock awards are subject to forfeiture if the employee terminates prior to the end of the prescribed restriction period for cause or to join a competitor. Restricted stock awards may also be granted as part of a new hire recruiting package. The new hire awards generally contain restrictions on sale or transfer lapsing over three or ten years. These restricted stock awards are subject to forfeiture if the employee terminates prior to the end of the prescribed restriction period for cause or to join a competitor.

Certain employees are granted nonqualified stock options to purchase shares of UBS common stock at a price not less than the fair market value of the stock on the date the option is granted. The rights generally expire within seven to ten years after the date of grant.

(in thousands of dollars)

7. Employee Incentive Awards (continued)

With respect to the fair value of option awards, the Company uses a mix of implied and historic volatility instead of solely historic volatility and specific employee behavior patterns based on statistical data instead of a single expected life input.

The fair value of options granted during 2006 was determined using the following assumptions in CHF:

2006 Awards	Weighted Average	Range Low	Range High
Expected volatility (%)	25.38	22.51	27.18
Risk free interest rate (%)	2.15	1.96	2.68
Expected dividend	2.26	1.76	2.83
Strike price	71.19	65.13	77.33
Share price	70.16	65.13	76.25

The valuation technique takes into account the specific terms and conditions under which the share options are granted such as the vesting period, forced exercised during the lifetime, and gain and time dependent exercise behavior.

8. Employee Benefit Plans

Eligible employees of the Company were included in the non-contributory defined benefit pension plan (the "Plan") of UBSFSI, which was frozen in 1998.

Other Benefit Plans

Additionally, employees of the Company are eligible to participate in the UBSFSI 401(k) Plus Plan, which includes an employee savings investment plan and a defined contribution pension plan.

UBSFSI also provides certain life insurance and health care benefits to employees of the Company.

END